SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       SCHEDULE 13D/A6 (Amendment No. 6)*
                   Under the Securities Exchange Act of 1934

                      LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                  53220K 20 7
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                                 (CUSIP Number)

                               William F. Daniel
                             Elan Corporation, plc
                                 Lincoln House
                                 Lincoln Place
                               Dublin 2, Ireland
                                (353) 1-709-4000
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          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
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          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                                    -
                                                              (b)  / /
                                                                    -
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      14,053,139
          SHARES            ____________________________________________________

       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
         REPORTING           ___________________________________________________

       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       14,053,139
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,053,139
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              /  /
                                                                       --
-----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.2% (based upon the outstanding shares of common stock of Ligand Pharmaceuticals Incorporated as of February 28, 2002, including shares of common stock issuable upon the conversion of all convertible notes and warrants held by Elan Corporation, plc)
----------------------------------------------------------------------
          14 TYPE OF REPORTING PERSON

          CO
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



Item 1.  Security and Issuer.
------   -------------------

     This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 6, 1999, as amended by the
Schedule 13D/A1 filed with the Commission on July 27, 1999, as amended by the
Schedule 13D/A2 filed with the Commission on July 29, 1999, as amended by the
Schedule 13D/A3 filed with the Commission on September 10, 1999, as amended by the Schedule 13D/A4 filed with the Commission on December 17, 1999, as amended by Schedule 13D/A5 filed with the Commission September 11, 2000 (as so amended, this "Schedule 13D"), with respect to the Common Stock, $0.001 par value per share ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121-1117.

Item 3.  Sources and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Item 3 of the Schedule 13D is restated in its entirety as follows:

     For purposes of this Schedule 13D, Elan Corporation, plc and its subsidiaries are referred to as "Elan."

     Pursuant to a Stock Purchase Agreement, dated as of September 30, 1998, by and between the Issuer and Elan, Elan acquired 1,278,970 shares of Common Stock (the "First Shares") on September 30, 1998 for an aggregate cash purchase price of $14,900,000.50.

         Pursuant to a Securities Purchase Agreement, dated as of November 6, 1998, by and among the Issuer and Elan (the "Purchase Agreement"), on November 9, 1998, Elan acquired (i) 437,768 additional shares of Common Stock (the "Second Shares") for an aggregate cash purchase price of $5,099,997.20 and (ii) zero coupon convertible senior notes due 2008 of the Issuer with an 8.0% per annum yield to maturity (the "Notes") at an issue price of $30,000,000 (the "Initial Notes"). The issue price plus all accrued interest on the Initial Notes was convertible into Common Stock at any time at the option of Elan at a conversion price of $14.00 per share. On February 1, 2002, the Initial Notes, plus all accrued interest thereon, were converted into Common Stock and, in connection therewith, Elan received 2,897,851 shares of Common Stock (the "Initial Note Conversion Shares").

     Pursuant to a Development, License and Supply Agreement, dated as of November 6, 1998 (the "License Agreement"), by and between the Issuer and Elan, on November 9, 1998, Elan acquired (i) 429,185 additional shares of Common Stock (the "Third Shares") for an aggregate cash purchase price of $5,000,000 and (ii) additional Notes of the Issuer (the "Second Notes") with an issue price of $10,000,000, in each case, in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement. The issue price plus all accrued interest on the Second Notes was convertible into Common Stock at any time at the option of Elan at a conversion price of $14.00 per share. On February 1, 2002, the Second Notes, plus all accrued interest thereon, were converted into Common Stock and, in connection therewith, Elan received 965,950 shares of Common Stock (the "Second Note Conversion Shares").

     Pursuant to the Purchase Agreement, on July 14, 1999, Elan acquired additional Notes of the Issuer (the "Third Notes") with an issue price of $40,000,000. The issue price plus all accrued interest on the Third Notes is convertible into Common Stock at any time at the option of Elan at a conversion price of $14.00 per share. On March 1, 2000, $20,000,000 of the Third Notes, plus all accrued interest thereon, were converted into Common Stock and, in connection therewith, Elan received 1,600,123 shares of Common Stock (the "Third Note Conversion Shares").

     On August 13, 1999, Elan and the Issuer executed an amendment to the Purchase Agreement (the "Letter Agreement"). Among other things, the Letter Agreement (i) removed certain limitations on the Company's use of proceeds from the sale of any Additional Notes issued after August 13, 1999; (ii) revised the formula used to calculate the conversion price of Notes issued after August 13, 1999; and (iii) extended the period during which the Issuer may request that Elan purchase additional Notes to December 31, 2000.

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on September 30, 1999, Elan acquired 52,742 shares of Common Stock for an aggregate cash purchase price of $455,063.25 (the "Fourth Shares").

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on August 31, 1999, Elan acquired additional Notes of the Issuer (the "Fourth Notes") with an issue price of $20,000,000. The issue price plus all accrued interest on the Fourth Notes was convertible into Common Stock at any time at the option of Elan at a conversion price of $9.15 per share. On December 31, 1999, the Fourth Notes, plus all accrued interest thereon, were converted into Common Stock and, in connection therewith, Elan received 2,433,032 shares of Common Stock (the "Fourth Note Conversion Shares").

     On August 20, 1999, Elan and the Issuer executed an Amendment to the License Agreement (the "License Amendment"). The License Amendment adjusted the license royalties payable by the Issuer to Elan upon the happening of certain events and revised the Issuer's commitment to undertake certain clinical expenditures.

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on November 22, 1999, Elan acquired a warrant to purchase 91,406 additional shares of Common Stock (the "Warrant") for an aggregate cash purchase price of $383,905. The Warrant is exercisable from August 4, 2000 through August 3, 2006 at an exercise price of $10.00 per share of Common Stock, subject to customary anti-dilution adjustments.

     Pursuant to the License Agreement, on December 10, 1999, Elan acquired 498,443 additional shares of Common Stock (the "Fifth Shares") in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement.

     Pursuant to the License Agreement, on June 29, 2000, Elan acquired 367,183 additional shares of Common Stock (the "Sixth Shares") in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement.

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on December 29, 2000, Elan acquired additional Notes of the Issuer (the "Fifth Notes") with an issue price of $10,000,000. The issue price plus all accrued interest on the Fifth Notes was convertible into Common Stock at any time at the option of Elan at a conversion price of $14.16 per share. On February 1, 2002, the Fifth Notes, plus all accrued interst thereon, were converted into Common Stock and, in connection therewith, Elan received 817,052 shares of Common Stock (the "Fifth Note Conversion Shares").

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on January 1, 2001 Elan acquired 416,667 additional shares of Common Stock for an aggregate cash purchase price of $5,000,000 (the "Seventh Shares" and, together with the First Shares, the Second Shares, the Third Shares, the Fourth Shares, the Fifth Shares, the Sixth Shares, the Initial Note Conversion Shares, the Second Note Conversion Shares, the Third Note Conversion Shares, the Fourth Note Conversion Shares, the Fifth Note Conversion Shares and the Warrant, the "Securities").

     The First Shares, the Second Shares, the Fourth Shares, the Seventh Shares, the Initial Notes, the Third Notes, the Fourth Notes, the Fifth Notes and the Warrant were purchased by Elan with general corporate funds. None of such funds were borrowed.

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 of the Schedule 13D is restated in its entirety as follows:

     Elan acquired the Securities for the purpose of making an investment in the Issuer and in connection with the execution of the License Agreement.

     The Third Notes are convertible into Common Stock at the option of Elan at a conversion price of $14.00 per share. The number of shares of Common Stock into which the Third Notes may be converted is based upon the quotient obtained by dividing the issue price thereof plus all accrued interest thereon to the conversion date by $14.00.

     The Warrant is exercisable for 91,406 shares of Common Stock at an exercise price of $10.00 per share, subject to customary anti-dilution adjustments.

     The Issuer has granted to Elan certain registration rights for the First Shares, the Second Shares, the Third Shares, the Fourth Shares, the Fifth Shares, the Sixth Shares, the Seventh Shares, the Initial Note

Conversion Shares, the Second Note Conversion Shares, the Third Note Conversion Shares, the Fourth Note Conversion Shares, the Fifth Note Conversion Shares and the shares of Common Stock issuable upon the conversion of the Third Notes and upon the exercise of the Warrant.

     Pursuant to the License Agreement, as amended by the License Amendment, Elan may, at the option of the Issuer, acquire additional shares of Common Stock in lieu of certain cash fees which may become payable by the Issuer to Elan pursuant thereto upon the achievement of certain milestones.

     Other than as set forth above, Elan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement, the License Agreement, the Letter Agreement and the License Amendment do not purport to be complete and are qualified in their entirety by reference to the full text thereof. Copies of the Purchase Agreement and the License Agreement were filed as Exhibits 1 and 2 to the Schedule 13D filed with the Commission on January 6, 1999. A copy of the License Amendment was filed as Exhibit 4 to the Schedule 13D/A5 filed with the Commission on September 11, 2000. A copy of the Letter Agreement was filed as Exhibit 3 to the Schedule 13D/A3 filed with the Commission on September 10, 1999. The Purchase Agreement, the License Agreement, the Letter Agreement and the License Amendment are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5 (a) of the Schedule 13D is restated in its entirety as follows:

     (a) Elan is the beneficial owner of 14,053,139 shares of Common Stock, or approximately 21.2% of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of February 28, 2002, including the shares of Common Stock issuable upon the conversion of the Third Notes and upon the exercise of the Warrant). To the best knowledge of Elan, no other person named in Item 2 of this Schedule 13D owns any shares of Common Stock.

Item 7.  Items to be Filed as Exhibits.
------   -----------------------------

Exhibit 1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Ligand Pharmaceuticals Incorporated (the "Issuer").

Exhibit 2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.


-----------------------------

*      Previously filed.

Exhibit 3* Letter Agreement, dated as of August 13, 1999, between Elan, EIS and the Issuer.

Exhibit4*   Amendment to Development, License and Supply Agreement,
            dated as of August 20, 1999, between Elan and the Issuer.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

March 22, 2002

                                    ELAN CORPORATION, PLC


                                    By: /s/ William F. Daniel
                                        ----------------------------------------
                                       Name:  William F. Daniel
                                       Title: Group Vice President, Finance
                                              and Group Controller

                                  Exhibit Index

Exhibit No.   Exhibit

12 Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Ligand Pharmaceuticals Incorporated (the "Issuer").
2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.
3* Letter Agreement, dated as of August 13, 1999, between Elan, EIS and the Issuer.
4* Amendment to Development, License and Supply Agreement, dated as of August 20, 1999, between Elan and the Issuer.




------------------------------------
*        Previously filed.